FRANK J. HARITON, ATTORNEY AT LAW

1065 Dobbs Ferry Road, White Plains, New York 10607
TEL (914) 674-4373
FAX (914) 693-2963

June 22, 2009

Barbara C. Jacobs, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

RE:	GMV Wireless, Inc. (the “Company’s) Amendment No. 2 to Registration Statement on Form S-1 Filed March 24, 2009 File No. 330-158184

Dear Ms. Jacobs:

We are today filing Amendment Number Two to the above captioned registration statement.  The changes primarily represent responses to comments made by the staff in its May 18, 2009 letter (the “Comment Letter”) and updating of information in the prior filing.     Additional changes represent updating of material previously filed, correction of typographical errors and the addition of a selling stockholder who had invested in the private placement prior to the filing of the Registration Statement and was inadvertently omitted from the prior filings.  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

1.	We have supplementally proved the requested opinion and included an opinion as to Mr. Collier’s current firm. We are also filing this item as Exhibit 99.1.

2.
We have amended the prospectus to indicate that the commitment on the part of the principal shareholder will fund the requirements of the Company to file reports as a public company and conduct private offerings to raise capital.  We have made clear that such commitment by Mr. Calabria will not enable the Company to operate its principal intended business as described in the Prospectus.

3.
We have expanded the scope of the description of the contract between GMV Wireless and GMV Holdings that appears in the “Our Proposed Business” portion of the prospectus in response to the comment.  While the contract speaks for itself, the Company’s business will be to provide financial support to the operations of GMV Holdings, Inc. in exchange for a share in its revenue stream as described in the contract.

4.
The language of the prospectus is correct and more precise than the language in the letter in response to the comments. What I meant in the response letter is that there have been no monetary transactions with any party that produced revenues for the Company.  The Company does have a customer relationship with GMV Holdings, Inc. and with no other entity.

5.
In response to the comment we have added a cross-reference in the “Transactions with Related Persons” section of the prospectus to the description of the contract in the “Our Proposed Business” section of the Prospectus.

6.	We have included financial information as of and for the period ended March 31, 2009 in the amended prospectus all in accordance with the requirements of Article 8 of Regulation S-X.

7.	We have revised our Part II of the Registration Statement to eliminate duplicative and/or unnecessary undertakings and checked that the language of the undertaking tracks item 512 of Regulation S-K.

8.	We have revised our Part II of the Registration Statement to eliminate duplicative and/or unnecessary undertakings and checked that the language of the undertaking tracks item 512 of Regulation S-K.

Very truly yours,

/s/ Frank J. Hariton
Frank J. Hariton